                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007
                   -----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                   -----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on August 14, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  August 14, 2007
                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD TO ANNOUNCE SECOND QUARTER 2007 FINANCIAL
                              RESULTS ON AUGUST 27

YAVNE, ISRAEL - AUGUST 14, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it that it will report second quarter 2007 results for the quarter ended June 30, 2007 on Monday, August 27,
2007.

The Company will host a conference call to discuss results on August 27, at
10:00 AM EDT. Interested parties may participate in the conference call by dialing (877) 407-0778 (US), or (201) 689-8565 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 1:00 PM EDT on August 27 through 12:00 PM EDT on September 2, by dialing (877) 660-6853 (US), or (201) 612-7415 (International), and entering replay account 286 and then replay ID# 251859. A live and archived webcast of the conference call will be available by following this link:

http://investor.shareholder.com/media/eventdetail.cfm?mediaid=27111&c
=wilc&mediakey=c011e8791d3a2b0bd74d3c63b78a23fe&e=0 and alternatively on the Willi-Food website at http://www.willi-food.co.il.

The Company recently announced that it expects expects to report a 27% revenue increase for the second quarter of 2007 and a 29% revenue increase for the first half of 2007, over the prior year's periods.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FACTORS ARE
UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION
STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY
OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS
RELEASE.

CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice-President
972-893-210-00
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com